Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 37-79 of CIBC’s 2007 Annual Accountability Report

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 28 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 6, 2007. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 149 and 150 of this Annual Accountability Report.

38	Overview
38	Vision, Mission and Values
38	Objective, Strategy and Business Priorities
38	Performance Measurement
38	2007 Performance
38	Economic and Market Environment
39	Financial Overview
39	Significant Events
40	Outlook for 2008

41	Financial Performance Review
41	Net Interest Income and Margin
41	Non-interest Income
41	Trading Activities
42	Provision for Credit Losses
42	Non-interest Expenses
42	Taxes
42	Foreign Exchange
43	Fourth Quarter Review
43	Quarterly Trend Analysis
44	Review of 2006 Financial Performance
45	Non-GAAP Measures

47	Business Line Overview
48	CIBC Retail Markets
50	CIBC World Markets
52	Corporate and Other

53	Financial Condition
53	Review of Consolidated Balance Sheet
54	Capital Resources
57	Off-balance Sheet Arrangements

60	Management of Risk
60	Risk Overview
61	Basel II Capital Accord
62	Credit Risk
66	Market Risk
70	Liquidity Risk
71	Strategic Risk
72	Operational Risk
73	Reputation and Legal Risk
73	Regulatory Risk
73	Environmental Risk

74	Accounting and Control Matters
74	Critical Accounting Policies and Estimates
77	Financial Instruments
78	Accounting Developments
78	Related-party Transactions
79	Controls and Procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Balanced Scorecard”, “Overview”, “Financial performance review — Taxes” and “Business line overview” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Outlook for 2008” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in this MD&A; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Accountability Report or in other communications except as required by law.

CIBC Annual Accountability Report 2007	37

Management’s Discussion and Analysis
Overview
CIBC is a leading North American financial institution. Through our two distinct strategic business lines, CIBC Retail Markets and CIBC World Markets, we provide a full range of products and services to almost 11 million individual and small business clients, and meet the financial needs of corporate and institutional clients.
Vision, mission and values
Our vision is to be the leader in client relationships. In support of this vision, our mission is to fulfill the commitments we have made to each of our stakeholders:
•	Helping our clients achieve what matters to them
•	Creating a positive employee experience
•	Making a difference in our communities
•	Generating strong total returns for our shareholders
Our vision and mission are supported by a culture based on three simple values — trust, teamwork and accountability.
Objective, strategy and business priorities
Our vision, mission and values provide an important framework within which we execute our strategic business plan.
          Our objective is consistent, sustainable performance over the long term. We believe that achievement of our objective will ensure a premium valuation for CIBC and provide maximum strategic flexibility.
          To support our objective, CIBC identified three key priorities:
•	Business strength
•	Productivity
•	Balance sheet strength and capital usage
CIBC will remain focused on these priorities in 2008.
Performance measurement
Disciplined measurement of our performance is important to our long-term success. Our balanced scorecard contains several financial and non-financial measures of our progress against our vision, mission and strategic business plan.
          Our financial measures include earnings per share growth, return on equity, capital strength, business mix, risk, productivity, dividend payout ratio and total shareholder return.
          Our non-financial measures include client satisfaction, employee experience, community investment, environmental responsibility and leading governance practices.
2007 performance
In 2007, we made progress against all three of our priorities:
Business strength
CIBC’s core franchise remains well positioned for growth.
          CIBC Retail Markets, consisting of our retail banking and wealth management operations, continued to perform well overall in 2007. Volume growth, the expansion of our ownership interest in FirstCaribbean International Bank (FirstCaribbean), as well as discipline in the areas of expense and credit management all contributed to our profit growth. In Canada, we experienced solid volume growth while growing market share in many key areas. In our unsecured lending business, our risk posture has been reflected in lower market share but improved loan loss performance. Our lending business is well positioned for improving performance as the portfolio grows from a stronger base. The completion of our FirstCaribbean acquisition expands our operations in the Caribbean region and provides a further source of growth for CIBC Retail Markets. We are focused on strengthening our client relationships and investing in our core retail businesses in Canada and the Caribbean to maintain and enhance our position.
          CIBC World Markets had good performance in Canada in key areas such as equity underwriting and merger and acquisition (M&A) activity, with improving productivity. In the U.S., real estate finance and merchant banking reported good results, with other areas showing improvement. Good performance in these areas was offset by the mark-to-market losses in our structured credit assets on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market. We are refocusing our attention on our wholesale business activities to ensure they are aligned with our strategic imperative of consistent and sustainable performance. The proposed sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) will improve the productivity of our wholesale business and help build our balance sheet strength, while allowing us to redeploy capital over time to further support CIBC’s core Canadian, U.S. and international operations.
Productivity
We continued to make progress in 2007 towards our strategic objective of a median efficiency ratio among our Canadian bank peer group. We achieved our 2007 productivity goal, which was to hold our expenses flat to the fourth quarter of 2006, excluding FirstCaribbean, while also lowering our efficiency ratio closer to the median. Our focus will remain on productivity improvement that achieves an effective balance between revenue growth and expense discipline. Over the long term, we believe this balance is the best formula to achieve sustainable growth.
Balance sheet strength and capital usage
Our Tier 1 capital ratio is a primary measure of our balance sheet strength. Our objective is a target Tier 1 ratio of 8.5%.
          During the year, our ratio declined from 10.4% to 9.7%, primarily due to the completion of our FirstCaribbean acquisition.
          In terms of capital usage, our priority is to first invest in core businesses, and then balance other deployment opportunities. During the year, we completed our FirstCaribbean acquisition, increasing our ownership level to over 91%. We recommenced our share repurchase program and, subsequent to year-end, announced a continuation of our program through October 31, 2008. We also increased our quarterly dividend twice, from $0.70 per share to $0.77 per share in the second quarter and from $0.77 per share to $0.87 per share in the fourth quarter, representing a 24% increase to our dividend from the end of 2006. We will continue to review dividend increases in 2008 as our payout ratio remains below our target range of 40%—50%.
Economic and market environment
CIBC benefited from a continued North American economic expansion in 2007 despite credit issues arising from the U.S. residential mortgage market. In Canada, strong domestic demand was sustained by an unprecedented employment rate, as hiring in construction, resources, services and government offset job losses in manufacturing. Western Canada, helped by buoyant prices for oil and metals, continued to outperform national growth measures. Central Canadian manufacturers remained challenged by a strong Canadian dollar and only moderate growth in the U.S. economy.
          Rising housing costs and increasing wage pressures in some regions kept core inflation measures somewhat above the Bank

38	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
of Canada’s 2% target for much of the year. The Bank of Canada, however, opted for only a 25 basis point rise in its overnight interest rate target, relying on the strengthening Canadian dollar and a forecast U.S. slowdown to moderate growth and inflation risks ahead. This helped Canadian consumer and mortgage credit demand to remain strong. Healthy labour markets held Canadian personal bankruptcies and mortgage arrears at low levels. Long-term interest rates rose in Canada throughout much of the year, but then declined in tandem with U.S. rates, as expectations for further rate increases by the Bank of Canada diminished. The yield curve remained flat for much of the year, encouraging a shift to fixed-rate mortgages.
          Canadian corporate earnings saw healthy gains, leading to a strong year for equities, which were also supported by merger and acquisition (M&A) activity. Credit spreads widened globally on the spill-over from rising U.S. residential mortgage market defaults, on increased debt taken on to finance leveraged buyouts, and on a lack of liquidity for asset-backed commercial paper (ABCP). This liquidity crunch caused several financial institutions, including CIBC, to enhance liquidity facilities provided to some of their sponsored conduits, and purchase ABCP from their sponsored conduits. However, these did not result in a significant impact to our liquidity position.
          The general deterioration in credit markets led to wider financing spreads and reduced interest margins for the Canadian banking sector in the last quarter of the year.
Financial overview

$ millions, except per share amounts,
as at or for the year ended October 31	2007	2006	2005

Total revenue	$12,066	$11,351	$12,498
Net income (loss)	3,296	2,646	(32)
Per share — basic earnings	9.30	7.50	(0.46)
— cash basic earnings(1)	9.38	7.56	(0.44)
Per share — diluted earnings	9.21	7.43	(0.46	)(2)
— cash diluted earnings(1)	9.30	7.49	(0.44)
Dividends per share	3.11	2.76	2.66
Total assets	342,178	303,984	280,370
Return on equity	28.7%	27.9%	(1.6)%
Efficiency ratio	63.1%	66.0%	86.9%
Cash efficiency ratio (TEB)(1)	61.3%	64.4%	85.5%
Total shareholder return	20.2%	25.6%	1.3%
Share price	102.00	87.60	72.20

Tier 1 capital ratio	9.7%	10.4%	8.5%
Total capital ratio	13.9%	14.5%	12.7%

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.
Net income for the year was $3,296 million, up $650 million or 25% from 2006. Our results for 2007 and 2006 were affected by the following items:
2007
•	$777 million ($507 million after-tax) mark-to-market losses, net of gains on related hedges, on CDOs and RMBS related to the U.S. residential mortgage market (see page 40 for additional details);
•	$456 million ($381 million after-tax and minority interest) Visa gain (see page 40 for additional details);
•	$139 million of favourable tax-related items;
•	$102 million ($92 million after-tax) net reversal of litigation accruals;
•	$98 million ($64 million after-tax) positive impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives;
•	$47 million ($26 million after-tax) of expenses related to the proposed sale of some of our U.S. businesses; and
•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses.
2006
•	$149 million of favourable tax-related adjustments; and
•	$64 million ($42 million after-tax) reversal of the general allowance for credit losses.
Revenue increased $715 million or 6%. CIBC Retail Markets revenue was up $1,124 million or 14%, largely due to the FirstCaribbean acquisition, and the Visa gain noted above. Volume growth in cards, deposits and mortgages and higher securitization revenue were partially offset by spread compression. CIBC World Markets revenue was down $421 million or 16% as it was adversely affected by the mark-to-market losses on CDOs and RMBS noted above. Revenue benefited from higher merchant banking gains net of write-downs, and higher investment banking and credit products revenue, resulting largely from gains associated with corporate loan hedging programs.
          Provision for credit losses increased $55 million or 10%, resulting mainly from a lower reversal of the general allowance noted above.
          Non-interest expenses increased $124 million or 2%, mainly due to the FirstCaribbean acquisition and expenses related to the proposed sale of some of our U.S. businesses noted above. These were offset in part by the net reversal of litigation accruals noted above, and lower performance-related compensation, pension costs and computer expenses.
          Income tax expense was down $116 million or 18%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, as discussed in the “Financial performance review” section.
Significant events
FirstCaribbean acquisition
On December 22, 2006, we obtained control of FirstCaribbean by acquiring a further 39.3% ownership interest from Barclays Bank PLC (Barclays). After completing the transaction, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The transaction took place at a share price of US$1.62 plus accrued dividends with a total transaction value of US$989 million ($1,153 million), which we paid in cash to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
          On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
          As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%.
          For additional details, see Note 3 to the consolidated financial statements.
Proposed sale of some of our U.S. businesses
Subsequent to year end, on November 2, 2007, we signed an agreement to sell our U.S. based investment banking, equities, leveraged finance and related debt capital markets businesses, our Israeli investment banking and equities business, and certain of our other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer.

CIBC Annual Accountability Report 2007	39

Management’s Discussion and Analysis
     The impact to our statement of operations in 2007 is limited to an $18 million severance charge related to employees that will not be transferred to Oppenheimer and a $29 million leasehold improvement write-off related to office space that we will abandon. Further amounts will be recognized when the transaction closes, which is expected in the first quarter of 2008.
     We will recognize reimbursements from Oppenheimer for CIBC restricted share awards held by employees transferred to Oppenheimer that will continue to vest in accordance with their original terms. The contingent portion of the deferred purchase price will be recognized at the end of the five year period of the arrangement.
     The disposition, which remains subject to regulatory approval, is not expected to have a significant impact on our ongoing results of operations.
U.S. subprime residential mortgage market
We have exposure to the U.S. residential mortgage market through investments in and other transactions with entities with exposure to this market. During the year, we had realized and unrealized losses, net of gains on related hedges, of $777 million ($507 million after-tax) on these exposures. As at October 31, 2007, our gross unhedged notional positions of CDOs and RMBS related to the U.S. residential mortgage market was approximately US$1.6 billion. We have taken mark-to-market adjustments on these positions such that the net unhedged exposure is approximately US$784 million ($741 million). Mitigating this exposure are subprime index hedges of notional US$300 million ($283 million), with a fair value of US$126 million ($119 million) as at October 31, 2007. We have recognized a gain of US$89 million ($88 million) from the hedges.
     In addition, we have exposures to the U.S. subprime residential mortgage market through derivative contracts which are hedged with investment-grade counterparties. As at October 31, 2007 the notional amounts of these derivatives were US$9.8 billion ($9.3 billion) with fair values of US$4.3 billion ($4.0 billion). Management has assessed the credit exposure relating to these contracts in determining their fair value. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses. Distribution of the notional amounts by counterparty rating is noted in the table below:

As at October 31, 2007

Counterparty ratings	Notional (%)

AAA(1)	47%
AA(2)	18
A(3)	35

100%

(1)	Five U.S. financial guarantors.

(2)	Two counterparties (a large European multi-national bank, and a large American diversified multi-national insurance and financial services company) with which CIBC has market standard collateral arrangements.

(3)	One U.S. financial guarantor.
These derivative contracts included notional amounts of US$8.1 billion ($7.6 billion) with fair values of US$3.6 billion ($3.4 billion) hedged with U.S. financial guarantors.
Liquidity facilities to ABCP conduits
Problems originating in the U.S. subprime mortgage market in the spring of this year spread to cause global market credit issues and a withdrawal of liquidity that affected the entire asset-backed securities (ABS) market. As a result of liquidity tightening during the second half of 2007, we purchased ABCP issued by our sponsored conduits and our holdings were $3.1 billion as at October 31, 2007. We also had par value holdings of $358 million as at October 31, 2007 in non-bank sponsored ABCP which are subject to the “Montreal Accord”. We recognized losses in the consolidated statement of operations of $18 million on certain of these non-bank sponsored ABCP. The remainder had adverse changes in estimated fair value of $43 million in accumulated other comprehensive income (AOCI).
     As at October 31, 2007, the total backstop liquidity facilities committed by CIBC to asset-backed conduits was $17.3 billion. Of these committed facilities, approximately 92% of the amount was for the benefit of our sponsored Canadian ABCP conduits. See “Off-balance sheet arrangements” section for additional details.
Visa gain
We recorded a gain of $456 million ($381 million after-tax and minority interest) with respect to the worldwide restructuring of Visa. This restructuring resulted in Visa Canada, Visa USA and Visa International becoming wholly owned subsidiaries of a newly formed entity, Visa Inc. The gain has been recorded in the cards and FirstCaribbean business lines within CIBC Retail Markets, and is based upon our estimate of the fair value of the shares of Visa Inc. we received on October 2, 2007, in exchange for certain membership interests in Visa Canada and Visa International. We have classified our Visa Inc. shares as available-for-sale private equity securities. The Visa restructuring is subject to a final adjustment process which may positively or negatively impact the number of shares we own, thereby increasing or decreasing the value of our total shareholdings. The value of our shares may also be impacted positively or negatively by the outcome of Visa Inc.’s anticipated initial public offering.
     We expect that this restructuring will not have a significant ongoing impact on the results of operations of our cards business.
Outlook for 2008
Economic growth is expected to remain moderate in Canada, with the U.S. likely to see slower growth over the next several quarters but avoid recession as the Federal Reserve decreases interest rates. Tax cuts, strong global resource markets, and a healthy mortgage market are expected to allow the Canadian economy to outperform the U.S. economy. Canadian interest rates are expected to decline modestly.
     CIBC Retail Markets should benefit from a continuation of low unemployment rates and strong housing markets, supporting lending and deposit growth. A slower pace of real estate price increases may moderate mortgage growth rates.
     For CIBC World Markets, the Canadian M&A and equity pipelines and current market level of equity issuance activity appear promising going into 2008. However, the challenges in the U.S. residential mortgage market and the prevailing credit and liquidity concerns may persist in the near term, and may impact the wider economy and constrain growth. We expect the current low level of corporate defaults is likely not sustainable over the longer term and loan demand should increase due to a reduced investor appetite for commercial paper to fund business and consumer activity. We also expect to see lower merchant banking revenue opportunities as the size of our merchant banking portfolio continues to decrease.
     Improvements in the risk profile of the unsecured retail lending portfolio should continue to realize benefits. Slower U.S. growth and a strong Canadian dollar could entail a less favourable period for corporate credit risks in vulnerable parts of the Canadian economy.

40	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Financial Performance Review
Net interest income and margin

$ millions, for the year ended October 31	2007	2006	2005

Average assets	$328,520	$291,277	$288,845
Net interest income	4,558	4,435	4,937
Net interest margin	1.39%	1.52%	1.71%

Net interest income was up $123 million or 3% from 2006, primarily due to the FirstCaribbean acquisition and volume growth in cards, deposits and mortgages. Fee income on mortgages refinanced before maturity was also higher. These increases were partially offset by increased trading-related funding costs and spread compression on retail products. During the year, we de-designated certain fair value hedges under the new financial instruments standards. Since the net unrealized gains on those derivative instruments are now recorded in foreign exchange other than trading, and other non-interest income, net interest income declined accordingly.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information”.
Non-interest income

$ millions, for the year ended October 31	2007	2006	2005

Underwriting and advisory fees	$745	$619	$730
Deposit and payment fees	791	778	794
Credit fees	287	334	343
Card fees	270	251	317
Investment management and custodial fees	535	479	420
Mutual fund fees	872	799	739
Insurance fees, net of claims	234	224	212
Commissions on securities transactions	875	869	912
Trading revenue	328	1,129	801
Available-for-sale/investment securities gains, net	521	71	601
FVO revenue	156	n/a	n/a
Income from securitized assets	489	484	338
Foreign exchange other than trading	390	300	555
Other	1,015	579	799

	$7,508	$6,916	$7,561

Non-interest income was up $592 million or 9% from 2006.
     Underwriting and advisory fees were up $126 million or 20%, primarily due to higher new issue activity and M&A fees.
     Credit fees were down $47 million or 14%, primarily due to lower loan fees in Europe and the U.S., resulting from lower syndication activity.
     Investment management and custodial fees were up $56 million or 12%, resulting from a higher level of assets under management.
     Mutual fund fees were up $73 million or 9%, primarily due to increased sales net of redemptions, and higher asset values resulting from market appreciation.
     Trading revenue was down $801 million or 71%, driven largely by the mark-to-market losses on CDOs and RMBS. See “Trading activities” section which follows for further details.
     Available-for-sale (AFS)/Investment securities gains, net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments in the value of the securities. It also includes gains and losses on limited partnerships, which were included in other non-interest income in the prior year. Revenue was up $450 million, primarily due to higher gains net of write-downs, including gains of $273 million on limited partnerships. The prior year gains on limited partnerships of $211 million were included in other non-interest income.
     FVO revenue represents revenue from financial instruments designated at fair value and related hedges. It includes mainly revenue from U.S. real estate finance (included in trading revenue in the prior year) and net unrealized gains on our inventory of mortgage-backed securities (MBS) to support our ongoing CIBC originated residential mortgage securitization program and seller swaps (included in other non-interest income in the prior year). Net unrealized gains on seller swaps resulting from increasing interest rates and higher levels of mortgage securitized assets were partially offset by net unrealized losses on associated hedges and lower net unrealized gains on MBS noted above. See Note 13 to the consolidated financial statements for further details on our FVO financial instruments.
     Foreign exchange other than trading was up $90 million or 30%, largely due to net unrealized gains on the de-designation of certain fair value hedges noted above and the impact of the FirstCaribbean acquisition. The prior year included $47 million of foreign exchange revenue on the repatriation of capital and retained earnings from our non-U.S. foreign operations.
     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other was up $436 million or 75%, mainly due to the $456 million Visa gain and gains associated with corporate loan hedging programs, offset in part by the reclassification of gains on limited partnerships to net realized gains on AFS securities, as noted above.
Trading activities

$ millions, for the year ended October 31	2007	2006	2005

Trading (loss) income consists of:
Net interest (expense) income	$(638)	$(444)	$19
Non-interest income	328	1,129	801

	$(310)	$685	$820

Trading loss was $310 million compared to income of $685 million in 2006. Net interest expense was up $194 million or 44%, resulting from increased funding costs on trading positions. Non-interest income was down $801 million or 71%, largely due to the mark-to-market losses of $777 million on CDOs and RMBS, lower revenue from other credit trading portfolios, and the reclassification of U.S. real estate securitization revenue to FVO revenue.
     Further details on the composition of our trading income by product type is provided in Note 12 to the consolidated financial statements.

CIBC Annual Accountability Report 2007	41

Management’s Discussion and Analysis
Provision for credit losses

$ millions, for the year ended October 31	2007	2006	2005

Specific
Consumer	$580	$585	$668
Business and government	51	27	88

	631	612	756
General	(28)	(64)	(50)

	$603	$548	$706

The provision for credit losses was up $55 million or 10% from 2006, mainly due to a lower reversal of the general allowance. The specific provision was up $19 million or 3%, mainly due to increased losses in the cards portfolio driven by volume growth, the impact of the FirstCaribbean acquisition, and lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio.
Non-interest expenses

$ millions, for the year ended October 31	2007	2006	2005

Employee compensation and benefits
Salaries	$2,258	$2,076	$2,220
Incentive bonuses	926	971	912
Commissions	613	609	590
Benefits	595	632	602

	4,392	4,288	4,324
Occupancy costs	602	562	641
Computer and office equipment	1,104	1,111	1,166
Communications	317	297	324
Advertising and business development	246	222	260
Professional fees	178	163	325
Business and capital taxes	137	135	118
Other	636	710	3,707

	$7,612	$7,488	$10,865

Non-interest expenses were up $124 million or 2% from 2006.
     Employee compensation and benefits were up $104 million or 2%, primarily due to the impact of the FirstCaribbean acquisition and normal salary increases, offset in part by lower performance-related compensation and pension expense.
     Occupancy costs were up $40 million or 7%, communications were up $20 million or 7%, advertising and business development were up $24 million or 11%, and professional fees were up $15 million or 9%, all related to the FirstCaribbean acquisition.
     Computer and office equipment was down $7 million or 1%, as a result of lower technology spending. However, this was largely offset by the impact of the FirstCaribbean acquisition.
     Other, comprising outside services, operational losses, other personnel costs and donations, was down $74 million or 10%, mainly due to the $102 million net reversal of litigation accruals, offset in part by the expenses related to the proposed sale of some of our U.S. businesses.
Taxes

$ millions, for the year ended October 31	2007	2006	2005

Income tax expense	$524	$640	$789

Indirect taxes
GST and sales taxes	165	219	250
Payroll taxes	211	188	211
Capital taxes	125	129	112
Property and business taxes	53	43	45

Total indirect taxes	554	579	618

Total taxes	$1,078	$1,219	$1,407

Income taxes as a percentage of net income before income taxes and non-controlling interests	13.6%	19.3%	85.1%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	24.5%	31.3%	91.1%

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, and property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were down $141 million or 12% from 2006.
     Income tax expense was down $116 million or 18%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, including the lower tax rate on the Visa gain and higher tax-exempt income, offset in part by the impact of higher pre-tax earnings.
     Indirect taxes decreased by $25 million or 4%. GST and sales taxes decreased by $54 million or 25%, primarily due to the favourable resolution of tax audits and the full year impact of the 1% reduction in the GST rate to 6% on July 1, 2006.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 22 to the consolidated financial statements.
     The adjusted effective tax and taxable equivalent (TEB) rates for the year ended October 31, 2007 were 19.7%(1) and 25.5%(1), respectively.
     While rates will vary from quarter to quarter, our current estimate is that the adjusted sustainable effective tax rate will be in the 20—23% range and the adjusted sustainable TEB tax rate will be in the 24—27% range. These rates are determined based on the estimated earnings in various jurisdictions over the near term and the expected enacted tax rates in these jurisdictions. The impact of one-time items is excluded.
Foreign exchange
In 2007, the Canadian dollar appreciated 3% on average relative to the U.S. dollar from the prior year, resulting in a $63 million decrease in the translated value of our U.S. dollar functional earnings.

(1)	For additional information, see the “Non-GAAP measures” section.

42	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Fourth quarter review

				2007				2006

$ millions, except per share amounts, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue by segments
CIBC Retail Markets	$2,652	$2,259	$2,189	$2,151	$2,046	$2,038	$1,975	$2,068
CIBC World Markets	147	582	726	784	697	677	607	679
Corporate and Other	147	138	135	156	147	111	195	111

Total revenue	2,946	2,979	3,050	3,091	2,890	2,826	2,777	2,858

Net interest income	1,240	1,180	1,079	1,059	1,130	1,121	1,036	1,148
Non-interest income	1,706	1,799	1,971	2,032	1,760	1,705	1,741	1,710

Total revenue	2,946	2,979	3,050	3,091	2,890	2,826	2,777	2,858
Provision for credit losses	132	162	166	143	92	152	138	166
Non-interest expenses	1,874	1,819	1,976	1,943	1,892	1,883	1,836	1,877

Income before taxes and non-controlling interests	940	998	908	1,005	906	791	803	815
Income taxes	45	157	91	231	87	125	190	238
Non-controlling interests	11	6	10	4	—	4	28	(3)

Net income	$884	$835	$807	$770	$819	$662	$585	$580

Per share – basic EPS	$2.55	$2.33	$2.29	$2.13	$2.34	$1.88	$1.65	$1.64
– diluted EPS	$2.53	$2.31	$2.27	$2.11	$2.32	$1.86	$1.63	$1.62

Compared with Q4/06
Net income was up $65 million or 8% from the fourth quarter of 2006.
     Net interest income was up $110 million or 10%, primarily due to the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher dividends on trading securities. These were partially offset by spread compression in retail lending products.
     Non-interest income was down $54 million or 3%, primarily due to lower trading revenue, resulting from the mark-to-market losses on CDOs and RMBS and lower revenue from other credit trading portfolios. This was offset partially by the gain on the Visa restructuring and higher merchant banking gains net of write-downs. Gains associated with corporate loan hedging programs and foreign exchange other than trading were also higher.
     Provision for credit losses was up $40 million or 43%, primarily due to a reversal of the general allowance in the fourth quarter of 2006.
     Non-interest expenses were down $18 million or 1%, primarily due to lower performance-related compensation, litigation costs and staff benefits, offset partially by the impact of the FirstCaribbean acquisition and expenses related to the proposed sale of some of our U.S. businesses.
     Income tax expense was down $42 million or 48%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, including the Visa gain and higher tax-exempt income. These were partially offset by lower tax recoveries and a $22 million income tax expense on the repatriation of capital from a foreign operation.
     Non-controlling interests were up $11 million, mainly due to the FirstCaribbean acquisition.
Compared with Q3/07
Net income was up $49 million or 6% from the prior quarter.
     Net interest income was up $60 million or 5%, primarily due to higher dividends on trading securities, offset in part by spread compression in mortgages and personal lending.
     Non-interest income was down $93 million or 5%, primarily due to lower trading revenue, resulting mainly from the higher mark-to-market losses on CDOs and RMBS and lower revenue from other credit trading portfolios. Gains associated with corporate loan hedging programs and revenue on FVO financial instruments were also lower. These factors were partially offset by the Visa gain.
     Provision for credit losses was down $30 million or 19%, primarily due to improvements in the personal lending portfolio and higher recoveries and reversals in the corporate lending portfolio.
     Non-interest expenses were up $55 million or 3%, primarily due to a lower net reversal of litigation accruals, expenses related to the proposed sale of some of our U.S. businesses and expenses related to a foreign payroll tax reassessment, offset in part by lower performance-related compensation.
     Income tax expense was down $112 million or 71%, primarily due to an increase in the proportion of earnings subject to lower rates of tax, including the Visa gain and higher tax-exempt income, partially offset by the income tax expense on the repatriation of capital from a foreign operation.
     Non-controlling interests were up $5 million, mainly due to higher earnings in FirstCaribbean.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets revenue increased during 2007 as a result of the FirstCaribbean acquisition. Continued strength in cards and deposits also contributed to revenue growth in the past few quarters. The Visa gain led to particularly high revenue in the fourth quarter of 2007.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Mark-to-market losses on CDOs and RMBS resulted in lower revenue in the last two quarters of 2007, while increased capital markets volumes led to higher revenue in the first quarter of 2007.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue in the third quarter of 2006 was lower due to the deconsolidation of a variable interest entity (VIE). Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006.

CIBC Annual Accountability Report 2007	43

Management’s Discussion and Analysis
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions increased slightly in 2007 largely due to higher losses in the cards portfolio, resulting from volume growth, and the impact of the FirstCaribbean acquisition. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarters of 2007 and 2006 and the fourth quarter of 2006.
Non-interest expenses
Non-interest expenses were higher in 2007 as a result of the FirstCaribbean acquisition. The net reversal of litigation accruals and lower performance-related compensation led to a decrease in non-interest expenses in the third and fourth quarters of 2007.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the last three quarters of 2007 and 2006. Tax-exempt income has generally been increasing over the period, with larger tax-exempt dividends received in the fourth quarters of 2007 and 2006. The last quarter of 2007 benefited from a lower tax rate on the Visa gain and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax expense on the repatriation of capital and retained earnings from our foreign operations was also included in the fourth quarter of 2007 and second quarter of 2006.
Non-controlling interests
Non-controlling interests were higher in 2007 due to the consolidation of FirstCaribbean resulting from our acquisition. During the first three quarters of 2006, we deconsolidated certain VIEs which resulted in a decrease in non-controlling interests. In the first quarter of 2006, we acquired the remaining non-controlling interest in INTRIA Items Inc.
Review of 2006 financial performance

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2006	Net interest income (expense)	$4,401	$(213)	$247	$4,435
	Non-interest income	3,943	2,651	322	6,916
	Intersegment revenue	(217)	222	(5)	—

	Total revenue	8,127	2,660	564	11,351
	Provision for (reversal of) credit losses	651	(39)	(64)	548
	Non-interest expenses	4,988	2,041	459	7,488

	Income before taxes and non-controlling interests	2,488	658	169	3,315
	Income taxes	630	9	1	640
	Non-controlling interests	—	3	26	29

	Net income	$1,858	$646	$142	$2,646

2005	Net interest income	$4,445	$279	$213	$4,937
	Non-interest income	3,958	2,883	720	7,561
	Intersegment revenue	(218)	222	(4)	—

	Total revenue	8,185	3,384	929	12,498
	Provision for (reversal of) credit losses	772	(17)	(49)	706
	Non-interest expenses	5,151	5,149	565	10,865

	Income (loss) before taxes and non-controlling interests	2,262	(1,748)	413	927
	Income taxes	689	(148)	248	789
	Non-controlling interests	—	71	99	170

	Net income (loss)	$1,573	$(1,671)	$66	$(32)

Our results of operations for 2006 are compared to 2005 in the following discussion:
Overview
Net income was $2,646 million, compared with a net loss of $32 million for 2005, mainly as a result of a $2,830 million ($2,533 million after-tax) provision related to our Enron settlement and a $108 million ($55 million after-tax) provision related to our hedge funds settlement, both included in 2005.
Revenue by segments
CIBC Retail Markets
Revenue was down $58 million or 1% from 2005, mainly due to gains on sales of holdings in Republic Bank ($85 million both pre- and after-tax) and ACE Aviation Holdings Inc. (ACE) ($34 million pre-tax, $22 million after-tax), both included in 2005. Volume growth, higher treasury revenue allocations, and favourable deposit spreads were offset in part by spread compression in lending.
CIBC World Markets
Revenue was down $724 million or 21% from 2005, largely due to lower revenue from merchant banking as 2005 included gains on sales of $294 million ($241 million after-tax) on our holdings in Global Payments Inc. (GPI) and Shoppers Drug Mart Corporation (Shoppers). Investment banking and credit products revenue was also lower.
Corporate and Other
Revenue was down $365 million or 39% from 2005, as a result of lower foreign exchange revenue arising on the repatriation of capital and retained earnings from our foreign operations noted below. A gain of $115 million ($64 million after-tax) on the sale of Juniper Financial Corp. (Juniper) was included in 2005.
          We repatriated capital and retained earnings from our foreign operations, both in 2006 and 2005. Accumulated balances of $47 million in 2006 and $301 million in 2005, previously recorded in the “Foreign currency translation adjustments” component of AOCI were reversed and recognized in “Foreign exchange other than

44	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
trading” in the consolidated statement of operations. In addition, we recognized an income tax expense of $47 million in 2006 and $375 million in 2005 related to the repatriations.
Consolidated CIBC
Net interest income
Net interest income was down $502 million or 10% from 2005, primarily due to increased trading-related funding costs. Spread compression in retail lending products and the impact of higher levels of securitized assets in cards also contributed to the decrease. These factors were partially offset by higher interest and dividend income on trading securities and loans, volume growth in cards, deposits and mortgages, and lower hedge costs on seasonal mortgage refinancings.
Non-interest income
Non-interest income was down $645 million or 9% from 2005, largely due to the merchant banking gains on GPI and Shoppers included in 2005. Lower foreign exchange revenue on the repatriation of capital and retained earnings noted above also contributed to the decline. In addition, 2005 also included the gains on the Juniper, Republic Bank and ACE sales noted above. These factors were offset in part by higher trading revenue in 2006.
Provision for credit losses
The provision for credit losses was down $158 million or 22% from 2005.
     The specific provision was down $144 million or 19%. The specific provision related to consumer lending was down $83 million, primarily due to the impact of higher levels of securitized assets in cards and improvements in personal lending. The specific provision related to the business and government loan portfolio was down $61 million, primarily due to recoveries and reversals in agriculture and large corporate loans.
     A reversal of the general allowance of $64 million was included in 2006, compared with $50 million in 2005.
Non-interest expenses
Non-interest expenses were down $3,377 million or 31% from 2005, primarily due to the provisions for Enron and hedge funds settlements noted above, both included in 2005.
Income taxes
Despite higher income, income taxes were down $149 million or 19% from 2005. The decrease was mainly due to the income tax recovery on the Enron-related provision being limited to $297 million in 2005. Lower repatriation of capital and retained earnings noted above, higher tax recoveries related to the favourable resolution of income tax audits and reduced tax contingencies also contributed to the decrease.
Non-controlling interests
Non-controlling interests were down $141 million or 83% from 2005, primarily due to the deconsolidation of certain VIEs of which we were no longer considered to be the primary beneficiary.
Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading revenue (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Retail/Wholesale ratio
While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures, such as Retail/Wholesale ratio, will be presented on the basis of CIBC Retail Markets and commercial banking operations, for comparison purposes.
Adjusted income taxes
Adjusted effective tax rate is calculated by adjusting the tax expense for significant tax recoveries and other tax adjustments. The adjusted effective tax rate (TEB) is calculated by also grossing up income and tax expense with the tax-exempt income to an equivalent before-tax basis. We believe that the adjusted effective tax and TEB rates provide a fuller understanding of our effective tax rates. Investors may find this non-GAAP financial measure useful in analyzing financial performance.

CIBC Annual Accountability Report 2007	45

Management’s Discussion and Analysis
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to VIEs that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of business lines are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2007	2006	2005		2004	2003

Net interest income		$4,558	$4,435	$4,937		$5,258	$5,517
Non-interest income		7,508	6,916	7,561		6,573	5,924

Total revenue per financial statements		12,066	11,351	12,498		11,831	11,441
TEB adjustment	A	297	224	191		150	132

Total revenue (TEB)(1)	B	$12,363	$11,575	$12,689		$11,981	$11,573

Trading (loss) income		$(310)	$685	$820
TEB adjustment		292	221	176

Trading (loss) income (TEB)(1)		$(18)	$906	$996

Non-interest expenses per financial statements		$7,612	$7,488	$10,865		$8,307	$8,106
Less: amortization of other intangible assets		39	29	12		16	20

Cash non-interest expenses(1)	C	$7,573	$7,459	$10,853		$8,291	$8,086

Income before taxes and non-controlling interests per financial statements	D	$3,851	$3,315	$927
TEB adjustment	A	297	224	191

Income before taxes and non-controlling interests (TEB)(1)	E	$4,148	$3,539	$1,118

Reported income taxes per financial statements	F	$524	$640
TEB adjustment	A	297	224
Income tax recoveries	G	128	161
Other tax adjustments	H	107	(9)

Adjusted income taxes(1)	I	$1,056	$1,016

Net income (loss) applicable to common shares		$3,125	$2,514	$(157)		$1,991	$1,875
Add: after-tax effect of amortization of other intangible assets		29	20	9		13	16

Cash net income (loss) applicable to common shares(1)	J	$3,154	$2,534	$(148)		$2,004	$1,891

Basic weighted average of common shares (thousands)	K	336,092	335,135	339,263
Diluted weighted average of common shares (thousands)	L	339,316	338,360	342,909		359,776	362,307

Cash efficiency ratio (TEB)(1)	C/B	61.3%	64.4%	85.5%		69.2%	69.9%
Reported effective income tax rate (TEB)(1)	(F+A)/E	19.8%	24.4%
Adjusted effective income tax rate(1)	(F+G+H)/D	19.7%	23.9%
Adjusted effective income tax rate (TEB)(1)	I/E	25.5%	28.7%
Cash basic EPS(1)	J/K	$9.38	$7.56	$(0.44)
Cash diluted EPS(1)	J/L	$9.30	$7.49	$(0.44	)(2)	$5.57	$5.22

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore cash basic and cash diluted earnings (loss) per share is the same.
     Managed Loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2007	Residential mortgages	$91,623	$25,057	$116,680
	Credit card	8,862	4,251	13,113

2006	Residential mortgages	$81,333	$19,896	$101,229
	Credit card	7,046	4,469	11,515

2005	Residential mortgages	$77,179	$17,469	$94,648
	Credit card	6,448	4,088	10,536

46	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Business Line Overview

	CIBC Retail Markets		CIBC World Markets

Overview	CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, wealth and small business clients, as well as investment management services globally to retail and institutional clients. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.	Overview	CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

Objective	CIBC Retail Markets’ objective is to be the primary financial institution for our clients.	Objective	CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with a specialized focus on targeted capabilities in the U.S., Europe and Asia.

Strategy	Our strategy is to deepen client relationships by meeting more of our clients’ financial needs. To do this, we will continue to leverage our broad advisory capabilities as our key differentiator, while delivering a consistent client service experience and financial products and solutions that meet our clients’ needs.	Strategy	Our strategy is to provide client solutions that facilitate credit and capital markets access as well as to provide advisory capabilities. We will accomplish this by emphasizing profitability and risk management in all of our activities.

2007 in Review
•    Completed a $90 million upgrade to our ABM network across Canada

•    Invested in strengthening our branch network

•    Enhanced our leading credit card offer, including the introduction of CIBC CreditSmart security and credit management features on all CIBC cards and the Aeroplan Mileage Multiplier on the CIBC Aerogold VISA

•    CIBC Wood Gundy achieved a record high in year- end assets under administration of $118.6 billion

•    President’s Choice Financial ranked “Highest in Customer Satisfaction with Midsize Retail Banks” by J.D. Power and Associates (See page 161 for more information)

•    With year-over-year mutual fund net sales growth of $1.75 billion, CIBC Asset Management surpassed $51 billion in retail assets under management

•    CIBC became the controlling shareholder of FirstCaribbean International Bank
2007 in Review
•    Achieved the leading market position in our Canadian M&A business

•    Advising Rio Tinto on the world’s largest mining transaction valued at US$38.1 billion

•    Advising BCE Inc. on the world’s largest leveraged buyout valued at $51.7 billion

•    Key lead advisor, credit provider and underwriter to Fortis Inc. on its $3.7 billion purchase of Terasen Inc.’s gas distribution business; included the third largest fully paid bought deal in Canadian history

•    Led one of the largest debt transactions in Canada issued by the Canada Mortgage Bond Program and valued at $9 billion

•    Became Canada’s only major bank to have a dedicated investment banking office in Winnipeg

•    Like other wholesale banks, we experienced difficult market conditions in the U.S. subprime mortgage market as well as dislocation in the Canadian asset-backed commercial paper market

2008 Priorities	• Strong advisory solutions • Consistent client service experience • Client-focused financial products and solutions	2008 Priorities
•    Strong franchise value in our core Canadian businesses

•    Regional capabilities that connect specific client opportunities in the U.S., Europe and Asia to our core platform

•    Targeted capabilities in select businesses that are a good strategic fit and offer an appropriate balance of risk and return

CIBC Annual Accountability Report 2007	47

Management’s Discussion and Analysis
CIBC Retail Markets

Area of business		Priorities		Measures

Personal & small business banking	- - -	Provide high-quality and consistent client service Increase sales and service capability Improve productivity	- -	Client satisfaction Total funds managed for clients	Funds managed ($ billions)

Imperial Service	- - -	Expand Imperial Service offer in high potential markets Proactively introduce clients in personal banking to CIBC Imperial Service Financial Advisors Improve productivity	- -	Client satisfaction Total funds managed for clients	Total funds managed ($ billions)

Retail brokerage	- -	Maintain a leadership position in full-service brokerage Continue to focus on fee-based business growth	- - -	Client satisfaction Average assets per Investment Advisor Percentage of fee-based revenue	Assets per Investment Advisor ($ millions)

Cards	- - -	Provide high-quality and consistent client service Attract and retain an increased number of cardholders Improve operational efficiency	- - -	Growth in balances Market share Loan losses	Outstanding net of allowance (on a managed basis) (1) ($ billions)

Mortgages and personal lending	- - -	Drive profitable growth while maintaining a risk/reward balance Maintain a competitive product lineup across CIBC and alternative channels Improve operational efficiency	- - -	Growth in balances Market share Loan losses	Residential mortgages (on a managed basis)(1) and personal lending ($ billions)

Asset management	- - -	Improve investment performance Grow managed solutions assets under management (AUM) Improve competitiveness of product offer	- - -	Investment performance Assets under management Market share	Assets under management ($ billions)

FirstCaribbean	- - -	Provide high-quality and consistent client service Improve productivity Increase profitability and shareholder value	- - - -	Growth in loan balances Growth in deposits/funds managed Efficiency ratio EPS growth/return on equity	Loan balances (US$ billions)

(1)	For additional information, see the “Non-GAAP measures” section.

48	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2007	2006	2005

Revenue
Personal and small business banking	$2,101	$2,055	$2,463
Imperial Service	958	929	943
Retail brokerage	1,223	1,183	1,130
Cards	1,876	1,404	1,445
Mortgages and personal lending	1,457	1,483	1,065
Asset management	446	430	455
FirstCaribbean (2)	507	—	—
Other	683	643	684

Total revenue (a)	9,251	8,127	8,185
Provision for credit losses	653	651	772
Non-interest expenses (b)	5,317	4,988	5,151

Income before taxes and non-controlling interests	3,281	2,488	2,262
Income taxes	674	630	689
Non-controlling interests	27	—	—

Net income (c)	$2,580	$1,858	$1,573

Efficiency ratio (b/a)	57.5%	61.4%	62.9%
Amortization of other intangible assets (d)	$29	$3	$3
Cash efficiency ratio(3) ((b-d)/a)	57.2%	61.3%	62.9%
ROE(3)	59.1%	49.7%	42.2%
Charge for economic capital(3) (e)	$(557)	$(487)	$(484)
Economic profit (3) (c+e)	$2,023	$1,371	$1,089
Average assets ($ billions)	$214.9	$187.8	$185.1
Regular workforce headcount	27,135	23,396	24,085

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	Consistent with other businesses, revenue includes earnings on capital and internal funding charges.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $722 million or 39% from 2006. Revenue increased as a result of the FirstCaribbean acquisition, the Visa gain, volume growth in cards, deposits and mortgages, and higher securitization revenue, offset in part by spread compression. Non-interest expenses were up largely as a result of the FirstCaribbean acquisition.
Revenue
FirstCaribbean revenue is included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in “Other”.
     Revenue was up $1,124 million or 14% from 2006.
     Personal and small business banking revenue was up $46 million, mainly due to volume growth, partially offset by lower internal sales commissions received from mortgages and personal lending.
     Imperial Service revenue was up $29 million, primarily due to higher revenue from investment product sales, offset in part by spread compression.
     Retail brokerage revenue was up $40 million, primarily due to higher fee income resulting from growth in asset values, partially offset by lower trading activity.
     Cards revenue was up $472 million, driven by the Visa gain of $404 million. The growth in volume was offset in part by spread compression.
     Mortgages and personal lending revenue was down $26 million. Personal lending was adversely affected by lower spreads and volume. Mortgages benefited from higher securitization revenue, volume growth, and fee income from refinancings, offset in part by spread compression. Internal sales commissions paid were also lower, as noted above.
     Asset management revenue was up $16 million, largely due to higher fee income resulting from growth in average funds managed, partially offset by higher internal sales commissions paid to Imperial Service and retail brokerage.
     Other revenue was up $40 million, mainly due to higher treasury revenue allocations. The prior year included the equity-accounted revenue on FirstCaribbean, as noted above.
Provision for credit losses
     Provision for credit losses was up marginally from 2006, as increased losses in the cards portfolio driven by volume growth and the impact of the FirstCaribbean acquisition were offset by improvements in the personal lending portfolio.
Non-interest expenses
     Non-interest expenses were up $329 million or 7% from 2006, largely due to the FirstCaribbean acquisition, which increased expenses by $325 million.
Income taxes
CIBC Retail Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were up $44 million or 7% from 2006, primarily due to an increase in income, partially offset by an increase in the relative proportion of earnings subject to lower rates of tax, including the lower tax rate on the Visa gain.
Non-controlling interests
Non-controlling interests represent the minority interest in FirstCaribbean.
Average assets
Average assets were up $27.1 billion or 14% from 2006, primarily due to the FirstCaribbean acquisition and increases in mortgages and cards.
Regular workforce headcount
The regular workforce headcount was up 3,739 from 2006, largely due to the FirstCaribbean acquisition and a realignment of staff from Administration, Technology and Operations.
Assets under administration

$ billions, as at October 31	2007	2006	2005

Individual	$151.6	$149.3	$139.5
Institutions	74.4	72.2	60.9
Retail mutual funds	51.0	47.5	43.4

	$277.0	$269.0	$243.8

Assets under administration were up $8.0 billion or 3% from 2006, largely due to an increase in mutual funds, retail brokerage and the impact of the FirstCaribbean acquisition.

CIBC Annual Accountability Report 2007	49

Management’s Discussion and Analysis
CIBC World Markets

Area of business	Priorities	Measures
Capital markets	- Maintain strength in Canada	- Revenue	Capital markets revenue ($ millions)
	- Selectively invest additional financial resources in support of our clients	- Return on capital
	- Maximize value of research product - Enhance capabilities in retail structured products - Refine focus on structured credit activities	- Canadian market share

Investment banking and credit products
-    Maintain market leadership through investing in core relationships

-     Increase credit flexibility in support of core client franchise

-     Increase market penetration in commercial real estate finance

-     Increase international alignment and focus
		- Revenue - Return on capital - Canadian market share	Canadian M&A/Financial advisory leadership by volume ($ billions)

Commercial banking	- Continue to integrate delivery of all CIBC services - Target client acquisition and retention through superior service - Develop our people through training and coaching	- Return on capital - Credit quality - Revenue	Revenue(1) ($ millions)

Merchant banking	- Continue to align to support Canadian investment banking platform	- Revenue - Return on capital - Portfolio size	Merchant banking portfolio size ($ millions)

(1)	Revenue for 2006 and 2005 was restated. For additional information, see the MD&A section.

(2)	“Book Value” on the consolidated balance sheet as at October 31, 2007 was $1,068 million.

50	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2007	2006	2005

Revenue (TEB)(2)
Capital markets	$579	$1,401	$1,391
Investment banking and credit products(3)	1,019	815	1,025
Commercial banking(3)	511	494	498
Merchant banking	464	232	714
Other	(37)	(58)	(53)

Total revenue (TEB)(2) (a)	2,536	2,884	3,575
TEB adjustment	297	224	191

Total revenue (b)	2,239	2,660	3,384
Reversal of credit losses	(30)	(39)	(17)
Non-interest expenses (c)	1,883	2,041	5,149

Income (loss) before taxes and non-controlling interests	386	658	(1,748)
Income taxes	(219)	9	(148)
Non-controlling interests	4	3	71

Net income (loss) (d)	$601	$646	$(1,671)

Efficiency ratio (c/b)	84.1%	76.7%	152.1%
Efficiency ratio (TEB)(2) (c/a)	74.3%	70.8%	144.0%
ROE(2)	28.2%	33.3%	(89.1)%
Charge for economic capital(2) (e)	$(264)	$(250)	$(254)
Economic profit (loss)(2) (d+e)	$337	$396	$(1,925)
Average assets ($ billions)	$113.0	$102.9	$103.0
Regular workforce headcount	2,386	2,291	2,299

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Effective November 1, 2006, all cash management revenue previously allocated to investment banking and credit products was transferred to commercial banking on a retroactive basis.
Financial overview
Net income was down $45 million or 7% from 2006. Revenue decreased due to lower capital markets revenue resulting mainly from the mark-to-market losses, net of gains on related hedges, of $777 million ($507 million after-tax) on CDOs and RMBS related to the U.S. residential mortgage market, partially offset by higher merchant banking and investment banking and credit products revenue. Non-interest expenses were lower as a result of the $102 million ($92 million after-tax) net reversal of litigation accruals.
Revenue
Revenue was down $421 million or 16% from 2006.
     Capital markets revenue was down $822 million, driven by lower revenue in debt capital markets, primarily due to the mark-to-market losses on the CDOs and RMBS noted above and lower revenue from other credit trading portfolios, partially offset by higher revenue in equity and commodity structured products and Canadian equities.
     Investment banking and credit products revenue was up $204 million, primarily due to gains associated with corporate loan hedging programs and higher revenue in a consolidated VIE, partially offset by lower investment banking revenue.
     Merchant banking revenue was up $232 million, resulting from higher gains net of write-downs in both direct investments and third-party managed funds.
Non-interest expenses
Non-interest expenses were down $158 million or 8% from 2006, mainly due to lower litigation expenses, including the net reversal of litigation accruals noted above, and lower performance-related compensation, partially offset by the expenses related to the proposed sale of some of our U.S. businesses.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $228 million from 2006, primarily due to lower pre-tax earnings and an increase in the relative proportion of earnings subject to lower rates of tax, including higher tax-exempt income.
Average assets
Average assets were up $10.1 billion or 10% from 2006, primarily due to normal trading activities.
Regular workforce headcount
The regular workforce headcount was up 95 from 2006, primarily due to a realignment of staff from Administration, Technology and Operations into commercial banking.

CIBC Annual Accountability Report 2007	51

Management’s Discussion and Analysis
     Corporate and Other
Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The revenue and expenses of the functional groups are generally allocated to the business lines.
     During the current year, we moved the Treasury function from Treasury and Risk Management (TRM) into Finance.
Results(1)

$ millions, for the year ended October 31	2007	2006	2005

Total revenue	$576	$564	$929
Reversal of credit losses	(20)	(64)	(49)
Non-interest expenses	412	459	565

Income before taxes and non-controlling interests	184	169	413
Income taxes	69	1	248
Non-controlling interests	—	26	99

Net income	$115	$142	$66

Regular workforce headcount	10,936	11,329	10,924

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.
Financial overview
Net income was down $27 million or 19% from 2006, primarily due to lower income tax recoveries and reversal of the general allowance for credit losses, partially offset by higher revenue from treasury, CIBC Mellon joint ventures and lower project costs.
     We repatriated capital from a foreign operation in the current year, which resulted in a $22 million income tax expense. We also repatriated capital and retained earnings from our non-U.S. foreign operations in the prior year, which resulted in the reversal of related accumulated balances of $47 million, previously recorded in AOCI. This balance was recognized in non-interest income and a related income tax expense of $47 million was also recorded.
Revenue
Revenue was up $12 million or 2% from 2006, primarily due to higher revenue from treasury and CIBC Mellon joint ventures. The prior year included foreign exchange revenue of $47 million on the repatriations noted above and revenue from a VIE which was deconsolidated as of July 31, 2006.
Non-interest expenses
Non-interest expenses were down $47 million or 10% from 2006, reflecting lower project costs largely due to the substantial completion of the Basel II project.
Income taxes
Income taxes were up $68 million from 2006, primarily due to lower income tax recoveries and higher income subject to tax. The current year included an income tax expense of $22 million (2006: $47 million) on the repatriation noted above.
Non-controlling interests
Non-controlling interests in 2006 represents the minority interest in a consolidated VIE. The VIE was deconsolidated as of July 31, 2006.
Regular workforce headcount
The regular workforce headcount was down 393 from 2006, primarily due to the reduction of back office functions and the realignment of staff to the business groups. These decreases were partially offset by the transfer of staff from an external service provider relating to the repatriation of desktop support and related network management services to CIBC.

52	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2007	2006

Assets
Cash and deposits with banks	$13,747	$11,853

Securities
Trading	58,779	62,331
Available-for-sale	17,430	n/a
Designated at fair value	10,291	n/a
Investment	n/a	21,167

	86,500	83,498

Securities borrowed or purchased under resale agreements	34,020	25,432

Loans
Residential mortgages	91,664	81,358
Personal	29,213	28,052
Credit card	9,121	7,253
Business and government	34,099	30,404
Allowance for credit losses	(1,443)	(1,442)

	162,654	145,625

Derivative instruments	24,075	17,122
Other assets	21,182	20,454

	$342,178	$303,984

Liabilities and shareholders’ equity
Deposits
Personal	$91,772	$81,829
Business and government	125,878	107,468
Bank	14,022	13,594

	231,672	202,891

Derivative instruments	26,688	17,330
Obligations related to securities lent or sold short or under repurchase agreements	42,081	44,221
Other liabilities	21,977	21,013
Subordinated indebtedness	5,526	5,595
Preferred share liabilities	600	600
Non-controlling interests	145	12
Shareholders’ equity	13,489	12,322

	$342,178	$303,984

Assets
Total assets as at October 31, 2007 were up $38.2 billion or 13% from 2006.
     Cash and deposits with banks were up $1.9 billion or 16%, mainly due to normal treasury funding requirements and the FirstCaribbean acquisition.
     Securities were up $3.0 billion or 4%, primarily due to higher MBS inventory to support our ongoing CIBC originated residential mortgage securitization program and the FirstCaribbean acquisition, partially offset by a decrease in trading securities in our wholesale banking, reflecting normal trading activities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements.
     Securities borrowed or purchased under resale agreements were up $8.6 billion or 34%, primarily due to normal client-driven activities.
     Loans were up $17.0 billion or 12%, primarily due to volume growth in residential mortgages (net of securitizations), the impact of the FirstCaribbean acquisition, and volume growth in the cards portfolio. A detailed discussion of the loan portfolio is included in the “Management of credit risk” section.
     Derivative instruments were up $7.0 billion or 41%, mainly due to higher mark-to-market gains on credit derivatives resulting from widening of the credit spreads. The increase was also due to the reclassification of hedging derivatives from other assets under the new financial instruments accounting standards, and higher gains in foreign exchange derivatives driven by the weakening of the U.S. dollar.
     Other assets were up $728 million or 4%, primarily due to an increase in acceptances, and goodwill and other intangible assets acquired with the FirstCaribbean acquisition. These increases were partially offset by the reclassification of hedging derivatives to derivative instruments and investment in limited partnerships to AFS securities, both under the new financial instruments accounting standards. In addition, as a result of obtaining majority control, our investment in FirstCaribbean is no longer included in other assets.
Liabilities
Total liabilities as at October 31, 2007 were up $37.0 billion or 13% from 2006.
     Deposits were up $28.8 billion or 14%, mainly due to the FirstCaribbean acquisition, and volume growth in deposits attributed to funding requirements and client-driven activities. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information”.
     Derivative instruments were up $9.4 billion or 54%, mainly due to higher mark-to-market losses on credit derivatives resulting from widening of the credit spreads. The increase was also due to the reclassification of hedging derivatives from other liabilities under the new financial instruments accounting standards, and higher losses in foreign exchange derivatives driven by the weakening of the U.S. dollar.
     Obligations related to securities lent or sold short or under repurchase agreements were down $2.1 billion or 5%, mainly due to normal client-driven and treasury funding activities, offset in part by the FirstCaribbean acquisition.
     Other liabilities were up $964 million or 5%, mainly due to an increase in acceptances, partially offset by the reclassification of hedging derivatives to derivative instruments under the new financial instruments accounting standards.
     The increase in non-controlling interests of $133 million mainly represents the minority interest in FirstCaribbean.
Shareholders’ equity
Shareholders’ equity as at October 31, 2007 was up $1.2 billion or 9% from October 31, 2006, mainly due to an increase in retained earnings, partially offset by higher losses on the foreign currency translation adjustments component of AOCI resulting from the weaker U.S. dollar.

CIBC Annual Accountability Report 2007	53

Management’s Discussion and Analysis
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions. The components of our regulatory capital are shown in the following table.

$ millions, as at October 31	2007	2006	2005

Tier 1 capital
Common shares(1)	$3,133	$3,039	$2,935
Contributed surplus	96	70	58
Foreign currency translation adjustments (component of AOCI)	(1,087)	(442)	(327)
Retained earnings	9,017	7,268	5,667
Non-cumulative preferred shares(2)	2,931	2,981	2,472
Certain non-controlling interests in subsidiaries	136	1	27
Goodwill	(1,847)	(982)	(946)

12,379	11,935	9,886

Tier 2 capital
Perpetual subordinated indebtedness	285	338	377
Preferred shares — other(3)	—	—	509
Other subordinated indebtedness (net of amortization)	5,098	5,257	4,725
Unrealized gains on AFS equity securities in OCI	31	—	—
General allowance for credit losses(4)	890	900	975

6,304	6,495	6,586

Total Tier 1 and Tier 2 capital	18,683	18,430	16,472
Securitization-related deductions	(123)	(124)	(45)
Investments in unconsolidated subsidiaries and other substantial investments	(802)	(1,723)	(1,656)

Total capital available for regulatory purposes	$17,758	$16,583	14,771

Regulatory capital ratios
Tier 1 capital	9.7%	10.4%	8.5%
Total capital	13.9%	14.5%	12.7%
Assets-to-capital multiple	19.0	x	18.0	x	18.4	x

(1)	Does not include short trading positions of $4 million (2006: $6 million; 2005: $17 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2006: $600 million; 2005: $600 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Represents the amount of non-cumulative preferred shares not included in Tier 1 capital. OSFI limits the amount of non-cumulative preferred shares that can be included in Tier 1 capital to 25% of Tier 1 capital; any excess can be included in Tier 2 capital.

(4)	The amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is the lesser of the total general allowance or 0.875% of risk-weighted assets.
Tier 1 capital increased by $444 million from 2006, primarily due to internal capital generation, partially offset by higher losses on the foreign currency translation adjustments component of AOCI resulting from the weaker U.S. dollar, and an increase in goodwill arising from the FirstCaribbean acquisition. Including the effect of prescribed regulatory adjustments, our total regulatory capital increased by $1,175 million, mainly due to the increase in Tier 1 capital noted above, and a reduction in the equity-accounted investment as a result of the FirstCaribbean acquisition.
     Our capital ratios are strong and in excess of OSFI’s minimum standard for Tier 1 and total capital ratios. During the year, we have complied in full with all of our regulatory capital requirements.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, risk-weighted asset requirements, and consequently key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken in 2007:
Subordinated debt
•	On March 23, 2007, FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, issued TT$195 million ($30 million) principal amount of Guaranteed Subordinated Term Notes due 2017 guaranteed on a subordinated basis by FirstCaribbean;

•	On June 22, 2007, our wholly-owned subsidiary CIBC World Markets plc issued €200 million ($274 million) principal amount of Floating Rate Subordinated Step-up Callable Notes due 2017 guaranteed on a subordinated basis by CIBC;

•	On August 14, 2007, CIBC World Markets plc redeemed all of its US$300 million Floating Rate Subordinated Notes due 2012 at 100% of their principal amount plus accrued interest;

•	On August 27, 2007, pursuant to our offer, the holders of $31 million of 5.89% Debentures (subordinated indebtedness) due February 26, 2013, elected to convert their holdings to CIBC deposit notes; and

•	During October 2007, we purchased and cancelled $220 million par value of our 4.55% Medium Term Notes due March 28, 2016 (Subordinated Indebtedness).

54	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Preferred shares
•	On November 15, 2006, we issued 18 million 4.70% Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million;

•	On January 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares for an aggregate consideration of $416 million;

•	On February 14, 2007, we issued 12 million 4.50% Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each for an aggregate amount of $300 million; and

•	On July 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 25 Preferred Shares for an aggregate consideration of $416 million.
Common shares
Pursuant to stock option plans, we issued 1.8 million new common shares for a total consideration of $98 million for the year ended October 31, 2007.
     On April 30, 2007, the Toronto Stock Exchange (TSX) accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid commenced on May 2, 2007 and concluded on October 31, 2007. Under this bid, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
     Subsequent to year-end, on November 9, 2007, the TSX accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. Under this bid, from time to time, we may purchase for cancellation up to 9 million common shares.
Dividends
From the end of 2006, we increased our quarterly common share dividend from 70 cents per share to 87 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. In addition, the declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada) and the terms of the preferred shares, as explained in Note 17 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of scarce balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational and market risk capital.
•	Credit risk is the risk of loss associated with a client default or other adverse credit conditions (including counterparty credit risk), leading to the client’s inability to meet its financial obligations;

•	Strategic risk reflects the risk of failure in strategic investments, either through acquisitions or organic growth;

•	Operational risk is defined as the risk of direct or indirect losses from inadequacies or failures in people, processes, systems and external events; and

•	Market risk is the risk of losses arising from changes in market prices such as interest rates, foreign exchange rates, equity prices, commodity prices, etc. and is captured for both trading and non-trading books.
Total economic capital by risk type
Total economic capital by segments

CIBC Annual Accountability Report 2007	55

Management’s Discussion and Analysis
Risk-weighted assets
Risk weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR models approved by OSFI.

	2007	2007
	Balance sheet	Risk-weighted	Risk-weighted amounts
$ millions, as at October 31	amount	amount	2006	2005

On-balance sheet assets
Cash and deposits with banks	$13,747	$792	$884	$788
Securities	86,500	4,034	1,992	3,213
Securities borrowed or purchased under resale agreements	34,020	1,558	564	551
Mortgage loans	97,368	23,587	25,413	27,939
Other loans and acceptances	65,286	59,681	58,728	58,736
Other assets	45,257	12,879	7,202	6,886

Total on-balance sheet assets	342,178	102,531	94,783	98,113

	Notional	Risk-weighted
Off-balance sheet instruments	amount	amount
Credit-related arrangements
Lines of credit	58,013	8,444	7,305	6,828
Guarantees and letters of credit	6,625	3,226	2,785	2,973
Securities lending(1)(2)	69,221	512	220	141
Other	353	353	346	411

	134,212	12,535	10,656	10,353
Derivatives	1,221,416	8,506	5,130	4,320

Total off-balance sheet instruments	1,355,628	21,041	15,786	14,673

Total risk-weighted assets before adjustments for market risk		123,572	110,569	112,786

Add: market risk for trading activity		3,852	4,211	3,491

Total risk-weighted assets		$127,424	$114,780	$116,277

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.9 billion (2006: $5.4 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.
Outstanding share data

				Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 30, 2007	No. of shares	$ millions		conversion date	conversion date

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Classified as equity
Series 18	12,000,000	300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(1)	2,000	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible

Total		$2,331

Common shares(3)	334,916,118	$3,130

Stock options outstanding	7,156,410

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.

(2)	Due to rounding.

(3)	Includes treasury shares: 64,696, $5 million.
As noted in the table above, certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
Basel II
Effective November 1, 2007, CIBC is subject to new regulatory capital requirements. The International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basel II, was developed under the auspices of the Basel Committee on Banking Supervision. The new framework is designed to improve bank safety and soundness by more closely linking a bank’s regulatory capital requirements with its risk profile. For further details, see the “Management of risk” section.

56	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
    Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements, and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit and liquidity risk, as discussed in the “Management of risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of VIEs. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs are often used for securitizing our own assets or third-party assets and may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain predefined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from, and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the derecognition criteria are met, and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
    The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or	Residential	Commercial	Credit
for the year ended October 31	mortgages	mortgages	card

2007 Outstanding securitized assets(1)	$25,057	$675	$4,251
Retained interests(2)	264	—	317
Liquidity facilities (2)	671	—	—
Securitization revenue(3)	94	(1)	396

2006 Outstanding securitized assets(1)	$19,896	$375	$4,469
Retained interests	236	—	336
Liquidity facilities	866	—	—
Securitization revenue(3)	69	7	408

(1)	Residential mortgages include $249 million (2006: $1,158 million) of fixed-rate mortgages securitized to a Qualifying Special Purpose Entity (QSPE).

(2)	Residential mortgages retained interests include $52 million of investment in one of our securitization vehicles. The liquidity facilities are net of that investment.

(3)	Includes gain on sale of securitized assets of $40 million (2006: $35 million).
Credit card receivables
Credit card receivables are securitized through a trust, which is established to purchase co-ownership interests in the receivables with the proceeds of securities issued by the trust. We sell co-ownership interests in receivables to the trust on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period to replenish receivable amounts as clients repay their balances. This trust meets the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables”, and, accordingly, we do not consolidate this trust.
     We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
Residential mortgage loans
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), to a trust that issues securities to investors. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the trust to receive monthly principal and interest cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. We also securitize uninsured fixed-rate mortgages to a QSPE which we are not required to consolidate.
Commercial mortgage loans
We also securitize certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages.

CIBC Annual Accountability Report 2007	57

Management’s Discussion and Analysis
Securitization of third-party assets
CIBC sponsored multi-seller conduits
We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs in Crisp Trust, Franchise Trust, Franchise Trust II, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $21 million (2006: approximately $18 million).
CIBC structured collateralized debt obligation (CDO) vehicles
We act as structuring and placement agent for certain asset-backed investment vehicles known as CDO vehicles. Debt securities, such as collateralized loan obligations (CLOs), RMBS and ABCP, or credit derivatives are held by CDO vehicles which offer tranched securities to investors to match their investment needs and preferences. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these vehicles, and may act as a counterparty to derivative contracts. In a number of transactions structured on behalf of clients, we first purchase the assets and positions at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO vehicles’ assets and positions which act as collateral for the tranched securities issued by the vehicles. The creditors of the CDO vehicles have no recourse to our general credit except where we have provided liquidity or credit facilities, or are a counterparty to a derivative transaction involving a CDO vehicle.
     Revenue from all of the above activities amounted to approximately $21 million (2006: approximately $10 million).
Third-party structured CDOs, CLOs, and other asset-backed vehicles
We may act as an administrator or financial advisor to third-party structured conduits including CDOs, CLOs and other asset-backed vehicles. We may provide liquidity facilities and credit enhancements to, hold notes in, and act as counterparty to derivative contracts entered into by third-party structured conduits. We also assume the risk of third-party structured vehicles through written credit derivatives with clients which we hedge through credit derivative transactions with investment-grade counterparties.
     Our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below:

$ millions, as at October 31	2007				2006
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored multi-seller conduits	$3,029	$12,092	(3)	$—	$40	$13,413	(3)	$—
CIBC structured CDO vehicles	320	154		1,031	636	367		417
Third-party structured vehicles	3,409	2,236		31,583	4,541	2,522		26,691

(1)	Amounts are net of mark-to-market losses. Excludes securities issued by entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sally Mae). $2.0 billion (2006: $1.5 billion) of the exposure was hedged by credit derivatives with investment-grade third parties.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(3.8) billion (2006: $58 million). Notional amounts of $31.7 billion (2006: $23.3 billion) were hedged with credit derivatives protection from investment-grade third parties, the fair value of these hedges was $3.4 billion (2006: $14 million). Accumulated fair value losses amount to $484 million on unhedged written credit derivatives. Under certain credit derivative arrangements, we can be called upon to purchase the reference assets at par with the simultaneous termination of the credit derivatives; the notional amount of these trades totalled approximately $6.5 billion (2006: $3.8 billion) and the fair value was approximately $(470) million (2006: $6 million).

(3)	Net of $3,029 million (2006: $40 million) of investment in CIBC sponsored multi-seller conduits.
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.
     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.
     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in the derivatives market, both as a market maker facilitating the needs of our clients and as a principal to manage the risks associated with our funding, investing and trading strategies. We enter into credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.
     We also assume credit risks of clients through credit derivatives, and in turn offset these risks by entering credit derivative contracts with

58	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
third-party financial institutions; these are known as intermediation trades. Other than counterparty risk, we are not exposed to any form of credit or market risk on these intermediation trades.
     All derivatives are recorded at fair value on our consolidated balance sheet; however, our exposures for certain derivatives, such as credit derivatives, can be up to the notional amount of the contracts.
See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
     Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2007	2006
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$69,221	$—	$—	$—	$69,221	$61,593
Unutilized credit commitments(3)	29,194	1,772	8,120	1,649	40,735	39,267
Backstop liquidity facilities	17,278	—	—	—	17,278	16,733
Standby and performance letters of credit	5,084	320	559	390	6,353	6,094
ALM credit derivatives written options(4)	79	24	—	—	103	184
Documentary and commercial letters of credit	165	—	2	2	169	90
Other	353	—	—	—	353	374

	$121,374	$2,116	$8,681	$2,041	$134,212	$124,335

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.9 billion (2006: $5.4 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.1 billion (2006: $28.4 billion), of which $18.5 billion (2006: $14.8 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of asset/liability management (ALM) credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due.
For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 24 to the consolidated financial statements.

CIBC Annual Accountability Report 2007	59

Management’s Discussion and Analysis
Management of Risk
     Risk Overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the Annual Accountability Report.
Several groups within Risk Management (RM) and Finance, independent of the originating businesses, contribute to our management of risk, including:
•	Treasury — provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;

•	Credit and Investment Risk Management groups — provide independent, enterprise-wide oversight of the adjudication, management and monitoring of global credit risk; apply market-based techniques and models to the measurement, monitoring and control of risks in the credit portfolios and merchant banking investments;

•	Market Risk Management (MRM) — provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of trading and non-trading market risk and trading credit risk;

•	Operational Risk Management — provides independent identification, measurement, monitoring and control of operational risk enterprise-wide; and

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of our balance sheet resources, economic capital, and model risk including independent validation of the risk-rating systems and parameters.
Risk Management Structure

(1)	Previously named “Financial Transactions Oversight Committee” until October 31, 2007.

60	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Basel II Capital Accord
On November 1, 2007, a new capital management framework, commonly called Basel II became effective, which is designed to enhance the risk sensitivity of regulatory capital. Under the new Basel II Framework, regulatory capital for the first time includes a charge for operational risk. In addition, the new rules permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     The Basel II Framework consists of three pillars: Pillar 1 prescribes the risk-focused regulatory capital requirements, Pillar 2 deals with supervisory review, and Pillar 3 with market disclosure.
Credit risk
The Basel II Framework allows a financial institution to adopt one of two approaches to calculating regulatory capital: (a) the standardized approach which uses prescribed risk weights or (b) an internal ratings based (IRB) approach which allows the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Under the standardized approach, risk weights determined by regulators are assigned to exposures and the amount of the exposure may be reduced by any eligible financial collateral that is held by the institution. Under the IRB option, an institution can adopt one of two approaches: (a) the “foundation approach” which uses an internal estimate for the probability of default (PD) and regulatory weights for loss given default (LGD) and exposure at default (EAD); or (b) the “advanced approach” (AIRB) which uses internal estimates for all three of the PD, LGD and EAD inputs to the calculation. The PD, LGD and EAD terms are defined further in the “Management of credit risk” section. The use of the more advanced methodology should result in capital requirement calculations that are more sensitive to the underlying risks.
     OSFI has stated that all material portfolios must be reported on the AIRB basis unless OSFI has explicitly granted approval to use the standardized approach. Any portfolio which is reported on a standardized basis can remain on a standardized basis as long as it is deemed immaterial. In the event that any one of the standardized portfolios becomes material, management will implement plans to transition it to an AIRB approach as required by OSFI.
     Final approval of the use of the AIRB approach to the calculation of credit risk capital and any conditions attached thereto are expected to be received from OSFI by December 31, 2007.
Operational risk
For operational risk, the Basel II Framework allows a financial institution to adopt one of three approaches: (a) the basic indicator approach, which is based on a regulatory defined single percentage being applied to the annual gross income of the financial institution; (b) the standardized approach, which is the same as (a) except that multiple regulatory defined percentages are applied to the gross income on the basis of regulatory specified business lines; and (c) the advanced measurement approach (AMA), which is based on the application of quantitative and qualitative criteria encompassing internal and external historical data and scenario analysis.
     OSFI permits the use of either the standardized or the AMA approach. CIBC has elected to use the AMA approach in the calculation of regulatory capital. On August 1, 2007, CIBC received Conditional Acceptance from OSFI to implement the AMA approach effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
Market risk
Market risks associated with the trading book are subject to the provisions of the Market Risk Amendment to the Basel Accord, which was originally issued in 1996 and subsequently revised in 1998. Basel II does not introduce a material change in the calculation of regulatory capital for market risk in the trading book and we continue to use the Internal Models Approach (IMA) approved by OSFI. Our economic capital assessment relies upon the same models, calibrated to a soundness standard of 99.865%, with differing holding periods for capital dependant upon the perceived liquidity of our various trading portfolios.

CIBC Annual Accountability Report 2007	61

Management’s Discussion and Analysis
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Governance
The Capital and Risk Committee (CRC) is responsible for the oversight of key credit policies and limits. These policies and limits are subject to annual review and approval by the Risk Management Committee (RMC) of the Board of Directors. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with credit policies and limits.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including individual credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     RM provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Lending authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Policies and standards
Our management of credit risk starts with the establishment of sound lending principles. A framework of documented policies, segment specific standards and guidelines, processes and controls, together with risk concentration limits are designed to reflect our risk appetite. Our policies, standards and procedures govern how credit risk is measured, monitored, reported and controlled.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are well-defined, and are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     After initial approval, individual credit exposures are monitored on an ongoing basis, with a full risk assessment including review of assigned ratings documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to minimize losses.
     We ensure diversification of the business and government loan portfolios by monitoring exposures against concentration limits established for individual borrowers or groups of related borrowers, industry sectors, countries and geographic regions and selected products and/or types of lending, and by adhering to strict underwriting standards. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. Selected credit exposures are added to the portfolio to enhance diversification and increase overall return.
Credit derivatives
We use credit derivatives to mitigate industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques. As at October 31, 2007, the notional amount of credit protection purchased against our business and government loan and counterparty exposures was $5.9 billion (2006: $5.7 billion). The largest sector concentrations hedged through these programs were oil and gas $2.3 billion (2006: $1.9 billion), mining $659 million (2006: $211 million), and financial intermediaries $1.3 billion (2006: $972 million). All counterparties from whom we have purchased credit derivative protection are investment-grade financial institutions or Canadian sovereign entities.
     In addition, as at October 31, 2007, we have purchased credit index hedges for portfolio diversification totalling $1.9 billion (2006: $2.2 billion). We do not necessarily have exposure to the obligors referenced by the index. Virtually all of our credit protection is denominated in U.S. dollars, and overall the portfolio has decreased due to the strengthening of the Canadian dollar versus the U.S. dollar.
Guarantees
We obtain third party guarantees and insurance to reduce the risk in our lending portfolios. The most material amount of these guarantees relate to our residential mortgage portfolio, where these exposures are guaranteed by the Government of Canada or large highly rated counterparties.
Collateral
Collateral pledged in support of credit facilities is managed to ensure that its risk mitigation effects can be fully recognized and exercised. We have documented policies and standards regarding collateral management, including valuation, verification requirements and legal certainty. As well, systems are in place to capture key information regarding the tracking, management, valuation, maintenance and realization of collateral, with valuations updated periodically depending on the nature of the collateral.
     The main types of collateral obtained are: cash or securities for securities lending and reverse repurchase transactions; charges over inventory, receivables and real estate properties for lending to commercial borrowers; mortgages over residential properties for retail lending; and operating assets for corporate and small business borrowers. We are satisfied that there is no undesirable concentration in the collateral supporting our credit exposure.

62	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Risk measurement
Business and government portfolios
(excluding scored small business) — risk rating method
The portfolio is relatively heterogeneous and comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. Migration between categories occurs as our assessment of their probability of default changes. A mapping between our internal ratings and the long-term debt rating categories used by Standard & Poor’s and Moody’s is shown in the table below. Certain smaller exposures may be assessed on a simplified scale, but this simplified scale is mapped to the more detailed risk rating system for consolidation and reporting purposes.
CIBC internal rating scale and mapping to external rating agencies

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00/10	AAA	Aaa
	21	AA+	Aa1
	24	AA	Aa2
	27	AA-	Aa3
	31	A+	A1
	34	A	A2
	37	A-	A3
	41	BBB+	Baa1
	44	BBB	Baa2
	47	BBB-	Baa3

Non-investment grade	51	BB+	Ba1
	54	BB	Ba2
	57	BB-	Ba3
	61	B+	B1
	64	B	B2
	67	B-	B3

Watchlist	70	CCC+/CCC	Caa1/Caa2
	75	CCC/CCC-	Caa2/Caa3
	80	CC	Ca

Default	90	D	C

The methodologies we use to assign internal risk ratings are independent of the methodologies used by external rating agencies. While many of the same risk drivers are assessed, the concluded outcomes may be different. As part of our risk-rating methodology, the risk assessment must include a review of all external ratings of the borrower. The majority of our obligors are not rated by an external rating agency. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. In certain circumstances, where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.
     We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The internal risk ratings standardize the quantification of risk across portfolios. They are also used in monitoring the portfolio, and are key inputs used in our risk-based models for the attribution of the credit risk component of economic capital. The risk ratings also impact pricing decisions, the level of seniority of approval required, and are critical to the limits that we use in managing our exposures to individual obligors and groups of related obligors. Over the past several years, we have continued to develop and improve our origination and tracking systems which collect data for future risk rating and parameter calibration.
We assess risk exposure along three dimensions:
•	Probability of default (PD) — the probability that the obligor will default within the next 12 months. A default is considered to have occurred when we consider that the obligor is unlikely to pay its credit obligations in full, without recourse to the security held, or when the obligor is more than 90 days past due on any material credit obligation.
•	Exposure at default (EAD) — the amount drawn by the obligor plus an estimate of the further amount which may be drawn by the time of default. For repos and securities lending activities, EAD is the amount that would be owed to us over the time it would take us to close out all transactions. Over-the-counter derivative exposure is determined by measuring the potential future credit exposure, taking into account any legally enforceable netting agreements based upon statistically driven simulation approaches, and any legally enforceable risk-mitigating arrangements for each obligor, such as netting and margin.
•	Loss given default (LGD) — the expected severity of loss as the result of the default, expressed as a percentage of the amount outstanding when the default occurs. LGD ratings are assigned for each exposure taking into account the capital structure of the borrower, the type and quality of the collateral, as well as the quantity of collateral in relation to the secured debt.
Parameter estimates for each of these dimensions are long-term averages with appropriate adjustment for the impact of any potential change in the credit cycle. Expected loss for any given exposure is the product of the PD, EAD and LGD. Actual loan losses may vary significantly from expected losses due to changes in the economic environment and unpredictable external events. As well, expected loss is an estimate at the date of the consolidated balance sheet, and actual losses will be impacted by both growth in the portfolio, and changes in the portfolio composition.
     The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored regularly within RM and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the RM validation group, which is independent of both the origination business and the model development process.
     Canadian commercial mortgages which comprise non-residential mortgages and multi-family residential mortgages, are subject to a simplified risk-rating process. This process is focused on the factors that impact the credit risk for this product such as the debt servicing ratio, adequacy of the security, and mortgage insurance.
     We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The probability of default of our counterparties is measured in the same manner as our direct lending activity.
Retail and scored small business portfolios — credit scoring method
Retail and scored small business portfolios are characterized by a large number of relatively small exposures and are managed as pools of homogenous risk exposures. External credit bureau scores are used along with our behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures

CIBC Annual Accountability Report 2007	63

Management’s Discussion and Analysis
vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
Total loans and acceptances
As at October 31, 2007, total loans and acceptances after allowance for credit losses totalled $170.7 billion (2006: $151.9 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 75.7% (2006: 76.2%) of the portfolio, whereas business and government loans (including acceptances) constitute 24.3% (2006: 23.8%).
     Consumer loans increased $13.3 billion or 11.5% from the prior year, resulting mainly from volume growth and the acquisition of FirstCaribbean. The main increases were in: residential mortgages by $10.3 billion or 12.7% ($15.5 billion or 15.3% on a managed basis(1)) and credit card loans by $1.8 billion or 25.8% ($1.6 billion or 13.9% on a managed basis(1)). Residential mortgages constitute 71.0% (2006: 70.2%) of the total consumer loan portfolio and exhibit very low levels of credit risk.
     The increase in the business and government loans (including acceptances) by $5.4 billion or 15.1% from the prior year was largely due to the FirstCaribbean acquisition.
Concentration of loans and acceptances after allowance for credit losses
Concentration of credit risk exists when a number of counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Business and government loans (including acceptances) by geographic distribution(2)

Business and government loans (including acceptances) by industry group

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Classification based upon country of ultimate risk.

64	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Impaired loans and allowance for credit losses

	Business			Business			Business
	and			and			and
$ millions, as at or for	government	Consumer	2007	government	Consumer	2006	government	Consumer	2005
the year ended October 31	loans	loans	Total	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$244	$386	$630	$516	$433	$949	$723	$386	$1,109
New additions	437	1,213	1,650	261	1,152	1,413	476	1,226	1,702
Returned to performing status, repaid or sold	(165)	(391)	(556)	(354)	(512)	(866)	(428)	(433)	(861)

Gross impaired loans prior to write-offs	516	1,208	1,724	423	1,073	1,496	771	1,179	1,950
Write-offs	(146)	(715)	(861)	(179)	(687)	(866)	(255)	(746)	(1,001)

Balance at end of year	$370	$493	$863	$244	$386	$630	$516	$433	$949

Specific allowance
Balance at beginning of year	$179	$363	$542	$280	$381	$661	$414	$387	$801
Write-offs	(146)	(715)	(861)	(179)	(687)	(866)	(255)	(746)	(1,001)
Provisions	51	580	631	27	585	612	88	668	756
Recoveries	66	81	147	50	68	118	41	83	124
Transfer from general allowance(1)	—	5	5	—	11	11	—	—	—
Foreign exchange and other adjustments(2)	44	45	89	1	5	6	(8)	(11)	(19)

Balance at end of year(3)	$194	$359	$553	$179	$363	$542	$280	$381	$661

Net impaired loans
Balance at beginning of year	$65	$23	$88	$236	$52	$288	$309	$(1)	$308
Net change in gross impaired	126	107	233	(272)	(47)	(319)	(207)	47	(160)
Net change in allowance	(15)	4	(11)	101	18	119	134	6	140

Balance at end of year(3)	$176	$134	$310	$65	$23	$88	$236	$52	$288

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.15%			0.05%			0.17%

(1)	Related to student loan portfolio.

(2)	Includes $117 million related to the FirstCaribbean acquisition.

(3)	Excludes allowance on letters of credit (2007: nil; 2006: $2 million; 2005: $2 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.
Impaired loans and allowance for credit losses
Impaired loans
During the year, approximately $1.7 billion of loans were newly classified as impaired, up $237 million from 2006. Overall, new Canadian classifications decreased by $122 million, whereas new foreign classifications increased by $359 million, largely related to the FirstCaribbean acquisition.
     Reductions in gross impaired loans through remediation, repayment or sale were $556 million, down $310 million from 2006. The decrease comprised $121 million in consumer loans and $189 million in business and government loans. For the year, write-offs totalled $861 million, down $5 million from the prior year. Business and government loan write-offs decreased by $33 million, while consumer loan write-offs increased by $28 million.
     Additional details on the geographic distribution and industry classification of our impaired loans are provided in the “Supplementary annual financial information”.
Allowance for credit losses
The total allowance for credit losses comprises specific and general components carried on the consolidated balance sheet.
     For a discussion on the methodologies used in establishing the allowance for credit losses, see the “Critical accounting policies and estimates” section. Breakdown of the allowance by geographic regions and industry classifications is provided in the “Supplementary annual financial information”.
     Total allowance for credit losses was $1,443 million, down $1 million from October 31, 2006.
     Specific allowance for credit losses was $553 million, up $9 million or 2% from October 31, 2006. The increase was mainly in credit cards due to the growth in the portfolio.
     General allowance was $890 million, down $10 million or 1% from October 31, 2006. The reversal of $28 million of general allowance, and a transfer of $5 million to the specific allowance related to the student loans portfolio were partially offset by the FirstCaribbean acquisition.
     Management believes the total allowance for credit losses as at October 31, 2007 was appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets. Future changes to the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.

CIBC Annual Accountability Report 2007	65

Management’s Discussion and Analysis
Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Governance
Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
Policies and standards
We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures. We have explicit risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.
     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Chief Executive Officer consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
     Policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team (SET), and quarterly with the RMC.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use different risk measures:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes; and

•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.
Backtesting validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
Value-at-Risk
Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on equally weighted historical data. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period, and updated on a regular basis. Total VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks. Starting in the fourth quarter of 2007, we began including in VaR a measure of debt specific risk (DSR). DSR is the price volatility and credit event risk specific to each issuer for products such as bonds and credit derivatives. The new model simulates these risks across all issuers in our trading portfolios, and has been approved by OSFI for the calculation of minimum regulatory capital, replacing a previous, less sophisticated capital model.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

66	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2007, aggregate risk levels were generally higher than in 2006, primarily due to higher levels of credit spread risk for structured credit assets in the second half of the year. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk.
     VaR by risk type — trading portfolio(1)

	2007						2006
$ millions, as at or for the year ended October 31	Year-end	Average	High		Low		Year-end		Average		High		Low

Interest rate risk	$7.2	$7.1	$10.3		$4.6		$6.1		$5.9		$11.0		$2.6
Credit spread risk	9.6	6.4	15.6		3.0		5.7		5.1		6.5		3.4
Equity risk	6.0	5.5	7.6		3.2		6.1		6.0		8.5		4.5
Foreign exchange risk	0.6	0.5	2.6		0.1		0.4		0.3		1.0		0.1
Commodity risk	1.3	1.3	3.5		0.8		1.2		1.7		2.8		0.8
Diversification effect(2)	(13.7)	(10.8)	n/m	(3)	n/m	(3)	(10.3)		(9.6)		n/m	(3)	n/m	(3)

Total risk	$11.0	$10.0	$15.6		$7.3		$9.2		$9.4		$12.9		$7.4

Debt specific risk	10.3	9.2	10.5		8.0		n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)
Diversification effect with DSR(2)	(20.3)	(15.4)	n/m	(3)	n/m	(3)	n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)

Total risk with DSR	$14.7	$14.6	$18.2		$13.1

(1)	Trading portfolio is defined under CIBC policy, consistent with OSFI capital adequacy guidelines.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(4)	Not available, as the measure was not reported in 2006.
Trading revenue was $(310) million (2006: $685 million; 2005: $820 million) and trading revenue (TEB)(1) was $(18) million (2006: $906 million; 2005: $996 million). The trading revenue analysis below reflects trading revenue (TEB)(1) for 2007 excluding $33 million (2006: $25 million; 2005: $181 million) related to the consolidation of VIEs, and $(745) million (2006: nil; 2005: nil) related to reductions in fair value of structured credit assets, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2007. Trading revenue (TEB)(1) was positive for 75% of the days (2006: 79%; 2005: 81%). Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $2.7 million (2006: $3.4 million; 2005: $3.1 million). The trading revenue (TEB)(1) and VaR backtesting graph on the following page compares the 2007 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2007 trading revenue (TEB)(1)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.

CIBC Annual Accountability Report 2007	67

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2007	Positive	Negative	Net

Maturity less than 1 year	$556	$(482)	$74
Maturity 1–3 years	701	(691)	10
Maturity 4–5 years	34	(40)	(6)
Maturity in excess of 5 years	85	(17)	68

Fair value of contracts	$1,376	$(1,230)	$146

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     Our total non-trading interest rate risk exposure, as at October 31, 2007, is included in Note 19 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 2.5 years. The interest rate position reported in Note 19 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact of an immediate 100 basis point increase or decrease in interest rates over the next 12 months, adjusted for estimated prepayments:

68	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31	2007			2006
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$24	$12	$(3)	$36	$—	$(1)
Economic value of equity risk(1)	98	21	36	215	(6)	(6)
100 basis points decrease in interest rates
Net income	$(96)	$(12)	$3	$(112)	$—	$1
Economic value of equity risk(1)	(155)	(21)	(36)	(269)	(7)	2

(1)	Measured on a present value basis.
Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC. A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2007 by approximately $28 million.
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to $112 million as at October 31, 2007. This amount will be released to income to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 14 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities and investments in limited partnerships. They are included in AFS securities (2006: investment securities and other assets). Investments in public equities are carried at fair value. Investments in private equities and limited partnerships are carried at cost less other-than-temporary impairment, as these do not have quoted market values in an active market.
     In addition, merchant banking investments include trading securities and other assets as noted in the table below:

$ millions, as at October 31	Carrying value	Fair value

2007 AFS securities	$800	$1,207
Trading securities(1)	20	20
Other assets(2)	248	282

	$1,068	$1,509

2006 Investment securities	$475	$685
Trading securities(1)	21	21
Other assets(2)	856	1,210

	$1,352	$1,916

(1)	Represents investment net of non-controlling interests in VIEs.

(2)	Includes investment in limited partnerships (only 2006), and equity-accounted investments.

CIBC Annual Accountability Report 2007	69

Management’s Discussion and Analysis
     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Governance
In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia. Treasury, with oversight by MRM, is responsible for the development and execution of the liquidity management framework on a global basis.
     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management governance framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.
Policies and standards
Policies and standards defining our liquidity risk management requirements are reviewed and approved annually by the RMC. These policies and standards outline measurement and reporting requirements and establish liquidity limits.
     Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     An enterprise-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are monitored on a daily basis to ensure compliance with short-term asset/liability mismatch limits by geographic location, consolidated for overall global exposure. Potential cash flows under various stress scenarios are modeled using balance sheet positions. Management may alter the mix and/ or maturity of assets and liabilities to adjust the necessary level of liquidity to be maintained for a specific minimum period of time.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review. The RMC, senior management and appropriate management within Treasury and MRM oversee liquidity risk exposure reporting.
     Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We manage liquidity to meet both short- and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding. As at October 31, 2007, Canadian dollar deposits from individuals totalled $83.8 billion (2006: $77.4 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance sheet arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2007	2006

Cash	$1.0	$0.9
Deposits with banks	12.7	10.9
Securities(1)	65.1	66.8
Securities borrowed or purchased under resale agreements	34.0	25.4

	$112.8	$104.0

(1)	Comprises AFS securities (2006: investment securities) with residual term to contractual maturity within one year and trading securities, including $3.1 billion of holdings in our sponsored ABCP conduits. Excludes $297 million in non-bank sponsored ABCP.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for securities borrowed or financed through repurchase agreements, as at October 31, 2007 totalled $27.7 billion (2006: $25.5 billion). For additional details, see Note 24 to the consolidated financial statements.
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.

70	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Credit ratings
Access to wholesale funding sources and the cost of that funding are dependent on various factors, including credit ratings. Our credit ratings remained unchanged throughout the year, with the exception of an upgrade from DBRS Limited and Moody’s Investors Service’s revision of our debt ratings, while Standard & Poor’s Ratings Services revised its ratings outlook to stable from negative. These changes in the second quarter of the year resulted in minimal impact to our access to and cost of wholesale funding.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Preferred shares
As at October 31	2007	2006	2007	2006	2007	2006

DBRS	R-1H	R-1M	AA	AA (low)	Pfd-1	Pfd-1 (low)
Fitch	F1+	F1+	AA-	AA-
Moody’s	P-1	P-1	Aa2	Aa3
S&P	A-1	A-1	A+	A+	A-	A-
					P-1 (low)	P-1 (low)

Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     Liquidity of our major subsidiaries is continually evaluated, factoring in local regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity”.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations(1)
Contractual obligations giving rise to commitments of future payments affect our short- and long-term liquidity and capital resource needs. The following table includes aggregated information about our contractual obligations that are enforceable and legally binding on CIBC, including on- and off-balance sheet:

	Less than	1-3	3-5	Over	2007	2006
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Deposits(2)	$193,531	$22,169	$10,997	$4,975	$231,672	$202,891
Subordinated indebtedness	—	—	—	5,526	5,526	5,595
Operating leases	277	493	380	1,192	2,342	2,234
Purchase obligations(3)	492	624	452	187	1,755	1,400
Investment commitments(4)	299	—	—	—	299	355
Pension contributions(5)	60	—	—	—	60	55

	$194,659	$23,286	$11,829	$11,880	$241,654	$212,530

(1)	Comprises obligations that are enforceable and legally binding on CIBC. Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheet and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(2)	As the timing of deposits payable on demand and deposits payable after notice is non-specific and callable by the depositor, obligations have been included as less than one year.

(3)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty).

(4)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(5)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2008 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board shall review the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

CIBC Annual Accountability Report 2007	71

Management’s Discussion and Analysis
     Operational Risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Governance
The Governance and Control Committee (GCC) oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
     Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk. RM is responsible for measuring, monitoring and controlling operational risk on an enterprise-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies and procedures that are affirmed by the CRC and the RMC annually.
Policies and standards
Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. The risk of catastrophic loss is addressed through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity losses arising from certain types of criminal activity, property loss or damage and liability exposure, using cost-benefit analysis to evaluate available coverage. We also maintain a global business continuity management program to ensure that our key business functions could continue and normal operations are restored effectively and efficiently in the event of a major disaster affecting our operations. Business continuity plans maintained under the program are subjected to regular review, update and testing.
Process and control
Infrastructure and governance groups maintain comprehensive risk and control self-assessment processes that encompass measuring, monitoring and managing the effectiveness of controls. The results of these self-assessments are reported to the Audit Committee, the RMC, the SET and the GCC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the GCC on the effectiveness of, and adherence to, internal control policies, procedures and standards.
Risk measurement
In line with Basel II proposals, our operational risk measurement methodology for economic capital purposes, attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);
•	Client restitution;
•	Regulatory compliance and taxation violations;
•	Loss or damage to assets;
•	Transaction processing errors; and
•	Theft, fraud and unauthorized activities.
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as the governance areas such as the Operational Risk Department, Control Division, Internal Audit, and Legal and Regulatory Compliance.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups, across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally back tested each quarter, and the overall methodology is independently validated by the RM validation group to ensure that the assumptions applied are reasonable and conservative.

72	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Reputation and Legal Risk
CIBC’s reputation and financial soundness are of fundamental importance to CIBC, its customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of its employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business-specific procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk. The Reputation and Legal Risk Committee reviews all transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risk.
     Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports regularly to that committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and last updated in 2007, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) Group in RM. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, to which CIBC has been a signatory since 2003. We also conduct ongoing research and benchmarking on environmental issues such as biodiversity and reforestation as they may pertain to responsible lending practices. In 2006, we completed a major portfolio risk review related to potential regulatory requirements for greenhouse gas emission reductions in certain industries, as the foundation for our ongoing research on climate change-related issues and initiatives in terms of both business opportunities and risks pertaining to our major businesses and our own operations.
     The ERM Group works closely with Corporate Real Estate, Global Sourcing, Communications, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to coordinate and support these activities.
     Additional information on our environmental policies and practices is available in the “Public Accountability Statement” included within the Annual Accountability Report and on our website (www.cibc.com). We are also a signatory to and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

CIBC Annual Accountability Report 2007	73

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
As a result of the adoption of the new financial instruments standards (see “Accounting developments” section), all derivative contracts, AFS securities other than private equities and FVO financial instruments are carried at fair value in addition to our debt and equity trading securities, and obligations related to securities sold short. Our FVO financial instruments include certain debt securities, business and government loans, and business and government and bank deposits.
     The determination of fair value requires us to make judgments and estimates as there is often limited market information. Fair value is defined as the amount at which a financial instrument could be exchanged in an orderly market as an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act. Fair value is best evidenced by quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. Commencing November 1, 2006, quoted market values of financial instruments and liabilities, classified as trading, FVO or AFS are in reference to bid or ask prices applied to the net position where available, as appropriate, instead of closing prices. If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
     If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses or at inception would be recognized only in future periods when the market quote or data becomes observable or through various appropriate methods over the life of the transaction.
     To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet:

As at October 31, 2007
		Valuation	Valuation
		technique —	technique —
	Quoted	market	non market
	market	observable	observable
	price	inputs	inputs(1)

Assets
Trading securities	92.5%	3.5%	4.0%
AFS securities	68.8	27.8	3.4
FVO financial instruments	23.8	74.4	1.8
Derivative instruments	7.9	76.0	16.1

Liabilities
Obligations related to securities sold short	96.3%	3.1%	0.6%
FVO financial instruments	—	100.0	—
Derivative instruments	6.4	77.2	16.4

(1)	Includes financial instruments valued using indicative broker quotes in an inactive market, such a RMBS and other CDOs related to the U.S. residential mortgage market. In addition, non-bank sponsored ABCP subject to the “Montreal Accord” are also included. The total fair value of financial instrument assets in this category was approximately $7.0 billion, of which approximately $5.4 billion was hedged.
We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2007	2006

Trading securities
Market risk	$25	$28
Derivatives
Market risk	211	87
Credit risk	71	46
Administration costs	28	29
Other	5	12

	$340	$202

Impairment of AFS securities
Our AFS securities include debt and equity securities and retained interests in securitized assets.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is other-than-temporary impairment.

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Management’s Discussion and Analysis
     Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value of AFS securities, are recorded in the consolidated statement of operations.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components, which are based on our assessment of probabilities of default, internal risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Specific allowance
Consumer loans
Consumer loan portfolios include residential mortgages, personal and credit card loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at an effective interest rate inherent in the loan upon impairment. Loans are monitored for credit quality and assigned a risk rating which represents the risk of loss in a credit facility. This risk of loss combines the likelihood of default by the borrower, and the probable severity of the loss, if it happens. All usual risk factors are considered in reaching a judgment on a risk rating. This method emphasizes accuracy and consistency of risk ratings within a disciplined framework. It is an integral part of the ongoing credit assessment process and is the basis for identifying higher risk, watchlist and impaired loans, as well as the establishment of allowances.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified and/or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, their view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2007, our model indicated a range of outcomes for the general allowance between $601 million and $966 million. The general allowance of $890 million (2006: $900 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios.
Securitizations and VIEs
We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     AcG-15 provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. If the activities of the entity are sufficiently restricted to meet the accounting requirements for it to be considered a QSPE, the entity is not considered for consolidation under the requirements of AcG-15. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. While we have determined that the VIEs for our securitizations do not need to be consolidated either because they are QSPEs or because we are not the primary beneficiary under AcG-15, we have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.

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Management’s Discussion and Analysis
     We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders to assess whether we are the primary beneficiary and consolidator of these entities. As at October 31, 2007, we did not consolidate any of these entities.
     Securitizations and VIEs affect all our reporting segments. For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2007, we had goodwill of $1,847 million and other intangible assets with an indefinite life amounting to $135 million. Under GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. The carrying values of our reporting units are based on economic capital models and are designed to produce the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     We use judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.
     Our 2007 goodwill impairment tests suggest that the fair value of the reporting units subject to testing exceeded the carrying value by at least 20%.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carry forwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carry forwards.
     As at October 31, 2007, we had available future income tax assets in excess of future income tax liabilities of $335 million before a valuation allowance of $80 million. We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carry forwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 22 to the consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such

76	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
matters, individually, or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 24 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees that impact all our reporting segments. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2007, the net amount of the unamortized actuarial losses was $825 million (2006: $906 million) in respect of the pension plans and $171 million (2006: $209 million) in respect of the other benefit plans.
     Our benefit plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $139 million (2006: $274 million) to the pension plans, which included $105 million (2006: $140 million) above the minimum required. The principal post-retirement and other post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $31 million (2006: $25 million).
     For further details of our annual pension and post-retirement expense and liability, see Note 21 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and post-retirement benefit plans, the assumptions approved by management for the 2008 expense calculation include applying a discount rate of 5.50% for pension and post-retirement benefit plans and an expected long-term rate of return on plan assets of 6.75% for the defined benefit pension plans. These assumptions reflect the upward trend in market yields and represent 0.25% increase from the discount rate used to measure the 2007 expense and a 0.25% increase in the expected long-term rate of return on assets used for 2007 expense determination.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-retirement benefit obligations and expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2007	Pension benefit plans		Other benefit plans

	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$288	$40	$47	$—
Increase in assumption	(277)	(42)	(43)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	17	n/a	—
Increase in assumption	n/a	(17)	n/a	—
Rate of compensation increase
Decrease in assumption	(61)	(16)	(1)	—
Increase in assumption	60	15	1	—

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
     Financial instruments are accounted for according to their purpose. For details on the accounting of these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical accounting policies and estimates” section.

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Management’s Discussion and Analysis
     Accounting Developments
Changes in accounting policies
Financial instruments
On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity”, and 3861 “Financial Instruments — Disclosure and Presentation”.
     The standards require that all financial assets be classified as trading, FVO, AFS, held-to-maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity, and AFS equities that do not have quoted market values in an active market. As required, these standards have been applied as an adjustment to opening retained earnings and AOCI. As a result, retained earnings decreased by $50 million; and AOCI increased by $123 million, excluding the impact of the reclassification of the foreign currency translation adjustments opening balance to AOCI. Prior period balances have not been restated other than the reclassification of foreign currency translation adjustments to AOCI.
     For further details, see Note 1 to the consolidated financial statements.
Future accounting policy changes
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases”, and under the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”.
     In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”, which amends SFAS 13, certain aspects of which are incorporated in the CICA EIC 46. The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP will result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections, 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”. These new standards are effective beginning November 1, 2007.
     These sections replace CICA handbook section 3861, “Financial Instruments — Disclosure and Presentation”. These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
     Related-party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
     For further details, see Note 26 to the consolidated financial statements.

78	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2007, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2007, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2007, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 83 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2007, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

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